Janus Henderson Short Duration Income ETF

Expense Limitation Agreement (General)

February 28, 2021

Janus Detroit Street Trust

151 Detroit Street

Denver, Colorado 80206

Ladies and Gentlemen:

As you know, Section 5 of our Investment Advisory Agreement provides for compensation payable to Janus Capital Management LLC (“JCM”) in the form of a unitary fee with respect to Janus Henderson Short Duration Income ETF (the “Fund”). This letter is to inform you that JCM will waive all or a portion of its unitary management fee for the Fund, from February 28, 2021 until February 28, 2022, under the following conditions:

In the event the operating expenses of the Fund, including the amount payable to JCM pursuant to Section 5 of the Investment Advisory Agreement, during the period February28, 2021 through February 28, 2022, exceed 0.23% of average daily net assets (including as the result of a reduction in the Fund’s asset levels causing the blended unitary fee rate to increase), JCM shall reduce its fee payable with respect to the Fund by the extent of such excess, and/or shall reimburse the Fund by the amount of such excess, provided that there shall be excluded from such expenses distribution fees (if any), brokerage expenses or commissions, interest, dividends, taxes, litigation expenses, acquired fund fees and expenses (if any), and other extraordinary expenses not incurred in the ordinary course of the Fund’s business (including, but not limited to, legal claims and liabilities and litigation costs, and any indemnification related thereto), paid or payable by the Fund.

For the avoidance of doubt, JCM may not recover from the Fund fees and expenses previously waived or reimbursed.

This waiver/reimbursement will continue in effect until at least February 28, 2022, unless otherwise terminated, revised or extended. This waiver/reimbursement may be terminated at any time by the Trustees of the Trust, and may be amended only if such amendment is approved by the Trustees of the Trust.

JANUS CAPITAL MANAGEMENT LLC	JANUS DETROIT STREET TRUST

By: /s/ Brennan Hughes	By: /s/ Jesper Nergaard
Brennan Hughes	Jesper Nergaard
Senior Vice President	Vice President, Chief Financial Officer and Treasurer

Janus Henderson Investors
151 Detroit St, Denver, CO 80206
T +1(800) 525 3713 F +1(877) 319 3852
W janushenderson.com